

May 20, 2022

John Oyler
Chief Executive Officer and Chairman
BeiGene, Ltd.
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands KY1-1108

> **Re: BeiGene, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated May 6, 2022**
> **File No. 001-37686**

Dear Mr. Oyler:

We have reviewed your May 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2022 letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Part I
Item 1. Business, page 5

1. We note your response to prior comment 5 including your description of how cash is transferred through your organization. Please revise to disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations. For example, please state whether you have ever faced difficulties or limitations on your ability to transfer cash between subsidiaries. Please update your disclosure to disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred

through your organization and if applicable, describe these policies and procedures in greater detail.

2. We note your response to prior comment 6. Please revise your disclosure to explicitly address the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required.

   You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Jason Drory at 202-551-8342 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Edwin M. O'Connor, Esq.